FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Report dated December 8, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

December 8, 2009

Item 3	News Release

Issued December 8, 2009 and distributed through the facilities of Business Wire.

Item 4	Summary of Material Change

The Company announced an NI 43-101-compliant resource update at its 100%-owned Tocantinzinho Gold Project (TZ) in the Tapajos region of Para state, Brazil. The resource estimate includes all drilling results executed by the Company and Eldorado Gold Corporation as disclosed by the Company on November 10, 2009.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

December 8, 2009

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

December 8, 2009	Trading Symbol: BZO-TSXV

Brazauro Announces New 43-101 Compliant Tocantinzinho

Resource Estimate

Measured and Indicated Resources Totalling 1.9 Million Ounces

0.14 Million Ounces Added to Resource Basis From 2009 Drilling Campaign

Houston, TX – Brazauro Resources Corp. (TSXV: BZO) is pleased to announce an NI 43-101-compliant resource update at its 100%-owned Tocantinzinho Gold Project (TZ) in the Tapajos region of Para state, Brazil. The update of the resource estimate was prepared by NCL Brasil Ltda. The resource estimate includes all drilling results executed by Brazauro and Eldorado as disclosed by Brazauro on November 10, 2009. Total mineral definition drilling at TZ is represented by 40,960 meters developed in 139 diamond drill holes. Not considered in this resource estimate are 12 holes drilled by Brazauro to explore other targets in the vicinity of TZ, totalling 2,215 meters.

The new estimate demonstrates that approximately 28% of the resources, 629,000 ounces, are measured (15.834 Mt at 1.23 g/t Au); 55% are indicated, 1,264,000 ounces, (35.572 Mt at 1.10 g/t Au); and 17%, 389,000 ounces, are inferred (12.400 Mt at 0.98 g/t Au). The denser drilling pattern has created a more robust database, resulting in a significant increase in the confidence and accuracy of this new resource estimate.

The following table summarizes and details the resource classifications.

Category	Oxide			Fresh Rock			Cumulative Oxide + Fresh Rock
	tons (x000)	g/t Au	1000oz Au	tons (x000)	g/t Au	1000oz Au	tons (x000)	g/t Au	1000oz Au
Measured	364	0.90	11	15,470	1.24	618	15,834	1.23	629
Indicated	1,257	0.91	37	34,316	1.11	1,227	35,572	1.10	1,264
Total Measured and Indicated	1,621	0.91	48	49,786	1.15	1,845	51,407	1.14	1,893
Inferred	1,201	0.81	31	11,199	0.99	358	12,400	0.98	389

Numbers may not add up exactly due to rounding.

Chairman and CEO Mark Jones said, “This new resource indicates the significant production potential of TZ. We will incorporate this data into our new economic evaluation of this deposit which is due to be completed in January 2010.”

This estimate was based on a grade shell of 0.20 g/t Au. The samples contained within this solid were selected, transformed to 2 meters composites and used to study the variography. Ordinary kriging was used to interpolate gold grades into 10mx10mx5m blocks. The categorization was undertaken based on number of samples adjacent to each block. To define blocks with reasonable prospects of economic extraction, a Whittle envelope was estimated, based on economic and technical parameters considered feasible to occur along the life of the project. Resources were defined as the blocks contained within this envelope and above the marginal cut-off of 0.254 g/t Au.

In accordance with the Option/Joint Venture Agreement signed in July, 2008, Eldorado Gold Corp. is managing the Tocantinzinho Project until the earlier of July 24, 2010 or exercise of its option.

Eldorado has the option to acquire a 60% interest in the Tocantinzinho Project for $40 million by committing to an expenditure of $9.5 million over a two-year period toward completing an NI 43-101-compliant feasibility study. Eldorado has advised Brazauro that it has expended in excess of the $9.5 million to date. Eldorado will have a second option to purchase an additional 10% of the Tocantinzinho Project for a further $30 million once a construction decision has been made following the completion of a feasibility study. Should the feasibility study develop between 2 and 2.5 million or more than 2.5 million proven and probable ounces of gold, the second option price will be increased by $5 and $10 million, respectively. Eldorado will have a third option to purchase an additional 5% of the Tocantinzinho Project for a further $20 million within two years of the construction decision.

Sampling Procedures

The recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters in length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Itaituba, where SGS-Geosol Ltda. has a sample prep facility. Samples are dried at 105°C, crushed to 2mm, homogenized, and then a 1.0 kg split is taken from approximately 3kg of material. The 1.0 kg split material is pulverized to minus 150 mesh and a 150g split is then taken from this portion for the fire assay. At Itaituba SGS-Geosol prep lab, one “blank” (pure pulverized quartz) is inserted every 40 samples and a sieve test for crushing (90%-2mm) and pulverizing (95%-150#) is performed every 20 samples. The pulps (150 grams) were then air freighted to the SGS-Geosol analytical laboratory in Belo Horizonte for Fire Assay/AA analysis on 50g split. SGS-Geosol is an ISO9001/2000-certified mining and environmental analysis laboratory, and, in addition, participates in various inter-laboratory proficiency testing programs. In addition to the laboratory quality control, Brazauro and Eldorado have added their own check samples each 10 samples.

Mr. Rodrigo Mello, a qualified person as defined in NI 43-101 and Senior Consultant of Belo Horizonte, Brazil, based NCL Brasil Ltda., has read and approved the technical portions of this release.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.